SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

HARDINGE INC. RETIREMENT PLAN
(Name of Plan)

HARDINGE INC
(Name of Issuer of the securities held pursuant to the Plan)

0-15760
(Commission File Number)

One Hardinge Drive Elmira, NY 14902
(Address of principal executive offices) (Zip code)

Registrant's telephone number including area code: (607) 378-4276

HARDINGE INC. RETIREMENT PLAN

HARDINGE INC. RETIREMENT PLAN

ELMIRA, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2004 AND 2003

CONTENTS

147 West Gray Street
Suite 210
P.O. Box 178
Elmira, NY 14902
Phone 607 / 734-4183
Fax 607 / 733-3815
www.mengelmetzgerbarr.com

Mengel Metzger Barr
MMB & Co. LLP
Certified Public Accountants

Additional Offices / Ithaca, New York / Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Advisory Committee
Hardinge Inc. Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Hardinge Inc. Retirement Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes At End of Year – December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

Mengel, Metzger, Barr + Co. LLP

Elmira, New York
May 12, 2005

HARDINGE INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2004	December 31, 2003
ASSETS		
Investments, at fair value:		
Hardinge Inc. common stock	$ 6,407,966	$ 5,902,894
Mutual funds	24,606,522	23,450,768
Participant notes receivable	723,156	797,050
TOTAL INVESTMENTS	31,737,644	30,150,712
Cash and cash equivalents	418,129	596,984
Accrued income receivable	1,223	483
Participant contributions receivable	-	15,229
NET ASSETS AVAILABLE FOR BENEFITS	$ 32,156,996	$ 30,763,408

The accompanying notes are an integral part of the financial statements.

HARDINGE INC. RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31, 2004	2003
ADDITIONS		
Additions to net assets attributed to:		
Investment income:		
Interest and dividends	$ 300,243	$ 201,013
Participant note interest	40,665	52,233
Contributions:		
Participant	1,403,103	1,238,974
Rollovers	58,589	130,298
Other	13,991	55,537
TOTAL ADDITIONS	1,816,591	1,678,055
DEDUCTIONS		
Deductions from net assets attributed to:		
Vested shares paid and cash withdrawals	2,792,279	2,230,245
Other	110,029	35,842
TOTAL DEDUCTIONS	2,902,308	2,266,087
Net appreciation in fair value of investments	2,479,305	4,807,754
NET INCREASE	1,393,588	4,219,722
Net assets available for benefits at beginning of year	30,763,408	26,543,686
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$ 32,156,996	$ 30,763,408

The accompanying notes are an integral part of the financial statements.

NOTE A: DESCRIPTION OF PLAN

The following description of the Hardinge Inc. Retirement Plan (Plan), formerly the Hardinge Inc. Savings Plan, provides only general information. Participants should refer to the Plan and associated Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible domestic employees of Hardinge Inc. (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

The Plan was restated effective March 1, 2004. All employees are eligible to begin salary deferrals on the first day of the month following 30 days of service. Employees hired before March 1, 2004 are not currently eligible for employer matching or non-elective contributions. Employees hired on or after March 1, 2004 are eligible to receive employer matching and non-elective contributions on the January 1 or July 1 following the completion of one year of service which includes at least 1,000 hours of service.

Vesting

Participants are immediately vested in all salary deferrals and employer matching contributions and earnings thereon. Vesting in employer non-elective contributions is based on years of vesting service. Participants vest 20% each year after the second year of vesting service and are fully vested after six years.

Contributions

Participants may contribute up to 100% of their annual compensation, as defined, subject to Internal Revenue Service limitations.

Effective July 2002, the Plan sponsor suspended matching contributions to the Plan. Under the March 1, 2004 restatement, the Plan sponsor will match 25% of the voluntary contributions made by an eligible participant hired on or after March 1, 2004 up to 4% of the participant's current compensation, as defined, or a maximum potential 1% plan sponsor contribution. Additionally, the Plan sponsor will make a non-elective contribution of 4% of the participant's compensation, as defined, for all eligible participants. The Plan sponsor contributions will be made for eligible participants beginning on July 1, 2005.

Participant notes receivable

Loans may be made to participants for hardships or financial necessity for a minimum of $1,000 and a maximum of $50,000, but no more than 50% of the participant's employee deferral and rollover balances. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates at the time of the loan as determined by the Plan's Loan Committee. Principal and interest is paid through payroll deductions over a term of five years, except loans used to purchase a participant's principal residence which may be repaid over a time determined to be reasonable by the Plan's Loan Committee but no longer than ten years.

NOTE A: DESCRIPTION OF PLAN, Cont'd

Payment of benefits

Upon termination of service, a participant may elect to leave their funds in the plan, receive a lump-sum amount equal to the value of their account, or roll their funds into another plan in accordance with Plan provisions.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation and income recognition

Investments in all funds are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Where quoted market values are not available, marketable securities are valued at the most recent sales, trade, or current bid price. The common stock of Hardinge Inc. is stated at the last reported sales price on the last business day of the plan year at December 31, 2004 and 2003. Participant notes receivable are valued at cost which approximates fair value. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date.

Administrative expenses

The Plan sponsor has elected to pay certain administrative expenses of the Plan and if not paid by the Plan Sponsor will be paid by the Plan.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

NOTE C: INVESTMENTS

The following presents the fair value of investments and the net appreciation in fair value. Investments that represent 5% or more of the Plan's net assets are separately identified:

	December 31, 2004		December 31, 2003	
	Net appreciation in fair value during the year	Fair value at end of year	Net appreciation in fair value during the year	Fair value at end of year
Hardinge Inc. common stock	$ 910,359	$ 6,407,966	$ 1,655,215	$ 5,902,894
Mutual funds:				
Stable Value	301,026	8,183,557	319,682	8,385,102
SSGA Core Opportunities	98,346	2,809,071	522,241	3,004,574
SSGA S&P 500 Index	286,935	3,620,563	684,249	3,346,084
SSGA Small Cap	189,802	1,650,326	317,611	1,097,148
Janus Balanced	99,542	1,647,341	161,689	1,535,500
Janus Overseas	282,001	1,982,448	385,245	1,509,550
Franklin Small Cap	197,813	1,757,875	404,778	1,530,271
Other	113,481	2,955,341	357,044	3,042,539
	$ 2,479,305	$ 31,014,488	$ 4,807,754	$ 29,353,662

See Note D for detail of above investments that are non-participant-directed.

NOTE D: NONPARTICIPANT – DIRECTED INVESTMENTS

The following provides information about the net assets and the significant components of the changes in net assets relating to the Plan's nonparticipant-directed investments.

	December 31,	
	2004	2003
Net Assets:		
Hardinge Inc. common stock	$ 4,333,444	$ 4,053,791
Mutual funds	156,093	132,715
	$ 4,489,537	$ 4,186,506

	Year ended December 31, 2004
Changes in Net Assets:	
Earnings	$ 624,298
Vested shares paid and cash withdrawals	(292,164)
Other	(29,103)
	$ 303,031

NOTE E: TAX STATUS

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated March 7, 2000 that the Plan and related trust are designed in accordance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of IRC.

NOTE F: PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and their accounts will be paid to them as provided by the plan document.

NOTE G: RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risk, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the accompanying statements of net assets available for benefits.

HARDINGE INC. RETIREMENT PLAN

SUPPLEMENTAL SCHEDULE

HARDINGE INC. RETIREMENT PLAN
EIN: 16-0470200
PLAN NUMBER: 002

FORM 5500 – SCHEDULE H – PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD
FOR INVESTMENT PURPOSES AT END OF YEAR

DECEMBER 31, 2004

(a) Party in interest	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Hardinge Inc. common stock:			
*	Hardinge Inc.	4,466 shares of common stock	$ 72,849	$ 59,442
*	Hardinge Stock Fund	403,890 units	4,788,367	6,348,524
	Mutual funds:			
	Vanguard Index Trust 500 Portfolio	638 units	48,992	71,201
	Brandywine Fund	2,156 units	67,765	58,602
	Franklin Small Cap Fund	51,460 units	1,860,546	1,757,875
	Janus Overseas Fund	81,717 units	2,137,697	1,982,448
	Janus Balanced Fund	77,522 units	1,580,021	1,647,341
	Fidelity Advisor Equity Fund	3,898 units	173,708	178,191
	Putnam New Opportunities Fund	1,999 units	86,070	83,031
	Stable Value Fund	4,937,587 units	6,915,246	8,183,557
	Pimco Total Return Fund	119,969 units	1,273,985	1,280,067
	SSGA Core Opportunities	148,628 units	2,993,406	2,809,071
	SSGA S&P 500 Index Fund	181,300 units	3,671,614	3,620,563
	SSGA Small Cap Fund	57,363 units	1,267,760	1,650,326
	Scudder Growth & Income	51,013 units	1,220,020	1,117,179
	Vanguard Growth Equity Fund	17,295 units	164,368	167,070
	Participant notes receivable	5.0% - 10.5%	-	723,156
		TOTAL INVESTMENTS	$ 28,322,414	$ 31,737,644

147 West Gray Street
Suite 210
P.O. Box 178
Elmira, NY 14902
Phone 607 / 734-4183
Fax 607 / 733-3815
www.mengelmetzgerbarr.com

Mengel Metzger Barr
MMB & Co. LLP
Certified Public Accountants

Additional Offices / Ithaca, New York / Rochester, New York

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

Advisory Committee
Hardinge Inc. Retirement Plan

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-65049) pertaining to the Hardinge Inc. Retirement Plan of our report dated May 12, 2005 with respect to the financial statements and schedule of the Hardinge Inc. Retirement Plan included in the Annual Report (Form 11-K) for the year ended December 31, 2004.

Mengel, Metzger, Barr + Co. LLP

Elmira, New York
June 21, 2005

EXHIBIT 99.1

CERTIFICATION

In connection with the Form 11-K of the Hardinge Inc. Retirement Plan (the "Registrant") for the year ending December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Douglas C. Tifft, Plan Committee Member of the registrant, and Richard L. Simons, Chief Financial Officer, Hardinge Inc. and Plan Committee Member, hereby certify, solely for the purpose of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of their knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

DOUGLAS C. TIFFT

PLAN COMMITTEE MEMBER
JUNE 23, 2005

RICHARD L. SIMONS

EXECUTIVE VICE PRESIDENT and
CHIEF FINANCIAL OFFICER OF HARDINGE INC.,
Issuer of the securities held pursuant to the Plan
and PLAN COMMITTEE MEMBER
JUNE 23, 2005

SIGNATURES

THE PLAN Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARDINGE INC. RETIREMENT PLAN
(Name of Plan)

June 23, 2005
Date

By: ______________________
Richard L. Simons
Member
Hardinge Inc. Retirement Plan Committee

June 23, 2005
Date

By: ______________________
Douglas C. Tifft
Member
Hardinge Inc. Retirement Plan Committee